Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET-

www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

VOTE IN PERSON

If you would like to attend the Annual General Meeting to be held at 3:00 a.m., Eastern Time (3:00 p.m. China standard time), on September 5, 2023, Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Powerbridge Technologies Co., Ltd.

▼	DETACH PROXY CARD HERE TO VOTE BY MAIL	▼

THE BOARD RECOMMENDS A VOTE “FOR” ALL THE FOLLOWING PROPOSALS,

(1)	as an ordinary resolution, to ratify the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(2)	as an ordinary resolution, to approve that (i) with immediate effect upon passing, every eight (8) issued and unissued ordinary of the Company of US$0.050 each be consolidated into one (1) share of US$0.40 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$50,000,000 divided into 1,000,000,000 shares of par value of US$0.050 each to US$50,000,000 divided into 125,000,000 shares of par value of US$0.40 each; and (ii) all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(3)	as an ordinary resolution, to approve that immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$50,000,000 divided into 125,000,000 shares of a nominal or par value of US$0.40 each, to US$200,000,000 divided into 500,000,000 shares of a nominal or par value of US$0.40 each.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(4)	as a special resolution, to (i) replace the existing ordinary share class with a dual-class share structure of Class A and Class B ordinary shares, with each Class A and Class B ordinary share ranking pari passu and having the same rights, preferences, privileges and restrictions, except that, voting as the same class, each Class B ordinary share is entitled to thirty (30) votes and each Class A ordinary is entitled one (1) vote (the “Dual-class Share Structure”); (ii) re-designate 2,000,000 shares of the 500,000,000 authorized shares as Class B ordinary shares and 498,000,000 shares of the 500,000,000 authorized shares as Class A ordinary shares; and (iii) re-designate the 243,903 shares (after giving effect to the Share Consolidation) held by Mr. Stewart Lor, CEO and Chairman of the Board of the Company, as Class B ordinary shares (together, the “Share Re-designation”).

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(5)	as a special resolution, to adopt the fifth amended and restated memorandum and articles of association in replace of the Company’s currently in effect fourth memorandum and articles of association to reflect the changes in connection with the Share Consolidation, the Share Capital Increase, the Dual-class Share Structure and the Share Re-designation.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(6)	as an ordinary resolution, to grant general authorizations to the board of directors or any one director or officer of the Company to act on behalf of the Company in connection with Proposals 1 to 5.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(7)	as an ordinary resolution, to approve resolutions with respect to any other business arising in connection with Proposals 1 to 5.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

Powerbridge Technologies Co., Ltd.

Annual General Meeting of the Members of the Company

September 5, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD ON
SEPTEMBER 5, 2023

This Notice and Proxy Statement are available on our Company’s website at www.powerbridge.com.

POWERBRIDGE TECHNOLOGIES CO., LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Stewart Lor, with full power of substitution, as proxy to represent and vote all ordinary shares of Powerbridge Technologies Co., Ltd. (the “Company”) which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Members (or any adjournment thereof) of the Company to be held on September 5, 2023, at 3:00 a.m., Eastern Time (3:00 p.m. China standard time), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)

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